SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                                (Amendment No. 4)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                     Sociedad Quimica y Minera de Chile S.A.
--------------------------------------------------------------------------------
                                (Name of Issuer)

             Series A Common Stock, no par value ("Series A Shares")
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    833636103
     -----------------------------------------------------------------------
                                 (CUSIP Number)

                     Potash Corporation of Saskatchewan Inc.
                             122 - 1st Avenue South
                             Saskatoon, Saskatchewan
                                 Canada S7K 7G3
                                 (306) 933-8500

                                 with a copy to:

                            Daniel S. Sternberg, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                December 21, 2004
     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

The information required on this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                       (Continued on the following pages)
                               (Page 1 of 7 Pages)

CUSIP No. 833636103                   13D                     Page 2 of 7 Pages


     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Potash Corporation of Saskatchewan Inc.

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|_|
                                                                          (b)|_|
     3        SEC USE ONLY


     4        SOURCE OF FUNDS

              WC (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Saskatchewan, Canada

    NUMBER OF SHARES           7       SOLE VOTING POWER
 BENEFICIALLY OWNED BY
EACH REPORTING PERSON                  19,200,242 Series A Shares (See Item 5)
       WITH

                               8       SHARED VOTING POWER

                                       43,861,795 Series A Shares (See Item 5)

                               9       SOLE DISPOSITIVE POWER

                                       19,200,242 Series A Shares (See Item 5)

                              10       SHARED DISPOSITIVE POWER

                                       43,861,795 Series A Shares (See Item 5)

    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              63,062,037 Series A Shares (See Item 5)

    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES |_|

    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              44.16% of Series A Shares (See Item 5(a))

    14        TYPE OF REPORTING PERSON

              CO

CUSIP No. 833636103                 13D                       Page 3 of 7 Pages



     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Inversiones El Boldo Limitada

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|_|
                                                                          (b)|_|
     3        SEC USE ONLY


     4        SOURCE OF FUNDS

              Not Applicable (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Republic of Chile

    NUMBER OF SHARES           7       SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON
       WITH
                               8       SHARED VOTING POWER

                                       43,861,795 Series A Shares (See Item 5)

                               9       SOLE DISPOSITIVE POWER



                              10       SHARED DISPOSITIVE POWER

                                       43,861,795 Series A Shares (See Item 5)

    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              43,861,795  Series A Shares

    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES |_|

    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              30.71% of Series A Shares (See Item 5(a))

    14        TYPE OF REPORTING PERSON

              CO

CUSIP No. 833636103                 13D                       Page 4 of 7 Pages


                  This Amendment No. 4 (this "Amendment") amends the Schedule 13D, dated November 2, 2001 (the "Schedule 13D"), of Potash Corporation of Saskatchewan Inc. ("PCS") and Inversiones El Boldo Limitada ("Chile Holdco"), with respect to shares of Series A Common Stock, no par value, of Sociedad Quimica y Minera de Chile S.A.. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D.



Item 1.           Security and Issuer.
------            -------------------

                  This Amendment relates to shares of Series A Common Stock, no par value ("Series A Shares"), of Sociedad Quimica y Minera de Chile S.A.
(the "Issuer"), a company organized under the laws of the Republic of Chile.

Item 2.           Identity and Background.
------            -----------------------

                  No change.

Item 3.           Source and Amount of Funds or Other Consideration.
------            -------------------------------------------------

                  On December 21, 2004, PCS Chile I LLC, a Delaware corporation and a wholly-owned subsidiary of PCS ("Chile I"), acquired from BKG Puriphos B.V., an affiliate of Israel Chemicals Ltd., the entire outstanding equity interest in RAC Investments Ltd., a Cayman Islands corporation ("RAC"), and, indirectly, acquired the entire outstanding equity interest in RAC's subsidiary, Inversiones RAC Chile Limitada ("RAC Chile"), a limited liability partnership organized under the laws of Chile (the "RAC Acquisition"). RAC Chile is the owner of 19,200,242 Series A Shares and 2,699,773 shares of the Issuer's Series B Common Stock, no par value ("Series B Shares") (representing 2.2% of the Series B Shares outstanding), which shares constitute substantially all of the assets of RAC Chile (and indirectly of RAC). As a result of the RAC Acquisition, RAC Chile has become an indirect, wholly-owned subsidiary of PCS and PCS may be deemed to have acquired beneficial ownership of all of the Series A Shares and Series B Shares held by RAC Chile.

                  The total amount of funds utilized by Chile I in the RAC Acquisition was approximately U.S.$100.4 million. Chile I obtained all of such funds from PCS, which in turn obtained such funds from its working capital.

Item 4.           Purpose of Transaction.
------            ----------------------

                  No change.

Item 5.           Interest in Securities of the Issuer.
------            ------------------------------------

                  (a) As a result of the RAC Acquisition, RAC Chile has become an indirect, wholly-owned subsidiary of PCS and PCS may be deemed to be the beneficial owner of all of the 19,200,242 Series A Shares and 2,699,773 Series B Shares held by RAC Chile.

CUSIP No. 833636103                 13D                       Page 5 of 7 Pages


                  Since May 30, 2002, the date of the last amendment to this
Schedule 13D, and prior to the RAC Acquisition , PCS and Chile Holdco together sold a net total of 9,801,724 Series A Shares. As of December 22, 2004, the Reporting Persons may be deemed to be the beneficial owners of the following total number of Series A Shares:

                                             % of All Equity
                 Number of Series   % of      Securities of
                    A Shares       Class(1)     Issuer(1)
                 ---------------   -------   ---------------

PCS(2)..........   63,062,037       44.16%        24.99%
Chile Holdco....   43,861,795       30.71%        16.67%

(1) Based upon 142,819,552 Series A Shares and 120,376,972 Series B Shares outstanding as of September 30, 2004 (as reported in the Issuer's Form 6-K filed with the Commission on November 30, 2004).

(2) PCS may be deemed to be the beneficial owner of all of the Series A Shares and Series B Shares held by RAC Chile and Chile Holdco.

                  (b) No change.

                  (c) The table below sets forth information with respect to all transactions in Series A Shares, in addition to the RAC Acquisition, effected during the last 60 days by PCS or Chile Holdco, or to the best of their knowledge, by any of the persons identified in Item 1 of the Schedule 13D. Unless otherwise indicated, all such transactions were sales or purchases of Series A Shares for cash by Chile Holdco effected in the open market on the Bolsa de Comercio de Santiago, Bolsa de Valores (the Santiago Stock Exchange).

--------------------------------------------------------------------------------
           Date       Purchase/Sale     Number of Shares   Price per Share in
           ----       -------------     ----------------   ------------------
                                                             Chilean Pesos*
                                                             --------------
--------------------------------------------------------------------------------

December 21, 2004          Sale            8,500,000               4,001
--------------------------------------------------------------------------------

December 9, 2004         Purchase            1,100                 3,340
--------------------------------------------------------------------------------

November 26, 2004          Sale            1,250,000               3,200
--------------------------------------------------------------------------------

November 24, 2004          Sale              1,100                 3,340
--------------------------------------------------------------------------------

                   *  Excluding brokerage commissions.



                  (d) No change.

                  (e) No change.

CUSIP No. 833636103                 13D                       Page 6 of 7 Pages


Item 6.           Contracts, Arrangements, Understandings or Relationships With
                  Respect to Securities of the Issuer.
------            -----------------------------------

                  No change.

Item 7.           Material to be Filed as Exhibits.
------            --------------------------------

                  No change.

CUSIP No. 833636103                 13D                       Page 7 of 7 Pages


                                   SIGNATURES

          After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          Date: December 22, 2004        POTASH CORPORATION OF
                                         SASKATCHEWAN INC.


                                         /s/ Wayne R. Brownlee
                                         ----------------------------
                                         By:    Wayne R. Brownlee
                                         Title: Senior Vice President,
                                                Treasurer and Chief Financial
                                                Officer

          Date: December 22, 2004        INVERSIONES EL BOLDO LIMITADA

                                         /s/ Rodrigo Ochagavia
                                         ----------------------------
                                         By:    Rodrigo Ochagavia
                                         Title: Attorney-in-Fact

                                         /s/ Jose Maria Eyzaguirre
                                         ----------------------------
                                         By:    Jose Maria Eyzaguirre
                                         Title: Attorney-in-Fact